Exhibit 99.2

9 September 2022

ZHANGMEN EDUCATION INC.
as

SELLER

and

ETERNAL ZENITH LIMITED

as

BUYER

SHARE PURCHASE AGREEMENT

for the sale and purchase of all issued share in and the entire share capital of

GLOBAL ONLINE EDUCATION HK LIMITED

TABLE OF CONTENTS

Page

1. Definitions and Interpretation	1
2. Sale and Purchase	7
3. Purchase Price	8
4. Conditions	8
5. Pre-closing obligations	8
6. Post-closing obligations	9
7. Closing	10
8. Warranties from the Seller	11
9. Indemnification	12
10. Warranties from the Buyer	13
11. Termination	13
12. Confidentiality and Announcements	13
13. Further Assurance	15
14. Assignment	15
15. Entire Agreement	15
16. Variation and Waiver	16
17. Costs	16
18. No Set Off	16
19. Notices	16
20. Severance	18
21. Agreement Survives Closing	18
22. Third Party Rights	18
23. Counterparts	18
24. Rights and Remedies	19
25. Language	19
26. Governing Law and Jurisdiction	19
Schedule 1 Particulars of the Company	1
Schedule 2 Documents to be delivered at Closing	2
Schedule 3 Seller’s Warranties	5
Part A Fundamental Warranties	5
1. Incorporation and Authority	5
2. Power to Sell the Company	5
3. Title to the Share	5
Part B	7
Business Warranties	7
3. Share in the Company Group	7
4. Insolvency	8

5. Employment	8
6. Real Estate	9
Schedule 4	10
Buyer’s Warranties	10
Schedule 5	12
Reorganization Agreement	12

This agreement is made on 9 September 2022.

Parties:

(1)	ZHANGMEN EDUCATION INC., an exempted company with limited liability incorporated in the Cayman Islands whose registered office is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Seller”); and

(2)	Eternal Zenith Limited, a company incorporated and registered in the British Virgin Islands and whose registered office is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands (the “Buyer”).

Introduction:

(A)	The Company (as defined below) has an issued share capital of US$1.00 divided into one ordinary share of US$1.00 as of the date hereof.

(B)	The Seller is the sole legal and beneficial owner of the Share (as defined below).

(C)	Further particulars of the Company at the date of this Agreement are set out in Schedule 1.

(D)	The Seller has agreed to sell, and the Buyer has agreed to buy and pay for, the Share on and subject to the terms and conditions of this Agreement.

Agreed terms:

1.	Definitions and Interpretation

1.1.	In this Agreement, the following words and expressions shall have the following meanings:

“Affiliate”	means with respect to any legal entity, another entity that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such entity;
“Agreement”	means this Agreement, including the Introduction and Schedules to it;
“Business”	means the business of the Company Group;
“Business Day”	means a day (other than a Saturday, a Sunday, a public holiday or a day on which a black rainstorm warning or a number 8 or higher typhoon signal is hoisted at any time between 9:00 a.m. and 5:00 p.m.) on which banks are open for business in Hong Kong and the PRC;

“Business Warranties”	means the warranties set out in Part B of Schedule 3;
“Buyer’s Group”	means the Buyer and its Group which, for the avoidance of doubt, shall include the Company Group from Closing;
“Buyer’s Warranties”	means the warranties given by the Buyer pursuant to Clause 10 and “Buyer’s Warranty” means any one of them;
“Claim”	means any claim under the provisions of, or for breach of, this Agreement or the Transaction Documents;
“Closing”	means the completion of the sale and purchase of the Share in accordance with this Agreement;
“Closing Date”	means the one-week anniversary of the date on which the Conditions in Clause 4.1 are satisfied or an earlier date as mutually agreed upon by the parties;
“Company”	means Global Online Education HK Limited, further details of which are set out in Schedule 1;
“Company Group”	means the Company and its Group;
“Companies Ordinance”	means the Companies Ordinance (Cap. 622 of the Laws of Hong Kong);
“Companies Registry”	means the Companies Registry of Hong Kong;
“Conditions”	means the conditions precedent set out in Clause 4;
“Control”

means, in relation to a person, any other person:

(a)       holding or controlling, directly or indirectly, a majority of the voting rights exercisable at shareholder meetings (or the equivalent) of that person; or

(b)       having, directly or indirectly, the right to appoint or remove directors holding a majority of the voting rights exercisable at meetings of the board of directors (or the equivalent) of that person; or

(c)       having, directly or indirectly, the ability to direct or procure the direction of the management and policies of that person, whether through the ownership of shares, by contract or otherwise; or

(d)       having the ability, directly or indirectly, whether alone or together with another, to ensure that the affairs of that person are conducted in accordance with his or its wishes, and

(i)        the terms “Controlling” and “Controlled” shall be construed accordingly; and

(ii)       any two or more persons acting together to secure or exercise Control of another person shall be viewed as Controlling that other person;

“Disclosed”	means disclosed in the SEC Reports filed with, or furnished to, the SEC prior to the date of this Agreement (excluding any disclosures set forth in such SEC Reports (a) under the captions “Risk Factors” or “Forward-Looking Statements” and (b) in any other section relating to forward-looking statements, in each case of (a) and (b), to the extent they are cautionary, predictive or forward-looking in nature), or as set forth on the corresponding sections or subsections of any disclosure letter delivered to Buyer by the Company concurrently with entering into this Agreement, and “Disclose” and “Disclosure” shall be construed accordingly;
“Encumbrance”	means any mortgage, charge, pledge, claim, lien, assignment, hypothecation, security interest or right of priority, title retention or any other security agreement, or any agreement to create any of the same;

“Fundamental Warranties”	means the warranties set out in Part A of Schedule 3;
“Governmental Authority”	means any national, state, provincial or local court, administrative body or other governmental or quasi-governmental entity with competent jurisdiction or any securities exchange, futures exchange, contract market, any other exchange or corporation or similar self-regulatory body or organisation in any jurisdiction;
“Group”	in relation to a company, that company and its Affiliates. Each company in a Group is a “member of the Group”;
“holding company”	in relation to a company (the subsidiary), any company which directly or indirectly holds or controls in that company, either: (a) a majority of the voting rights exercisable at shareholder meetings of that company; or (b) the right to appoint or remove a majority of its board of directors, and any company which is a holding company of another company is also a holding company of that company’s subsidiary;
“HK$” or “Hong Kong dollars”	Hong Kong dollars, the lawful currency of Hong Kong;
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;
“Hong Kong Stamp Duty”	means any stamp, issue, registration, documentary, transfer tax or duty or other similar tax or duty (together with any related costs, fines, penalties or interest) of Hong Kong;
“Law”	means any supranational, national, foreign, federal, state of local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, arbitral decision, decree, ruling or other similar requirement enacted, adopted, promulgated or made mandatory by a Governmental Authority and binding on the applicable person;

“Material Adverse Effect”	means any event, circumstance, change, effect, occurrence, fact, condition, or development that is or will be materially adverse to the condition (financial or otherwise), businesses, assets, liabilities or results of operations of the Company Group;
“Order”	means any Law, order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict enacted, issued, promulgated, enforced or entered by or with any competent Governmental Authority;
“PRC”	means the People’s Republic of China;
“Purchase Price”	means the purchase price for the Share to be paid by the Buyer to the Seller in accordance with Clause 3.1;
“Reorganization Agreement”	means the Reorganization Agreement sets out in Schedule 5;
“SEC”	means the U.S. Securities and Exchange Commission;
“SEC Report”	means all prospectuses, forms, reports, statements, schedules, certificates and other documents filed with or furnished to the SEC by the Seller, including all exhibits and other information incorporated therein, amendments and supplements thereto;
“Seller’s Group”	means the Seller and its Group as at the date of this Agreement;
“Seller’s Warranties”	means the warranties given by the Seller pursuant to Clause 8 and “Seller’s Warranty” means any one of them;
“Share”	means all the issued share in the share capital of the Company;
“subsidiary”	means in relation to a company (the holding company), any company in which the holding company (or persons acting on its behalf) directly or indirectly holds or controls either: (a) a majority of the voting rights exercisable at shareholder(s) meetings of that company; or (b) the right to appoint or remove a majority of its board of directors, and any company which is a subsidiary of another company is also a subsidiary of that company’s holding company;
“Tax” or “Taxation”

means:

(a)       any form of tax, levy, impost, duty (without limiting the generality, including Hong Kong Stamp Duty) and charge in the nature of taxation and all related withholdings or deductions wherever and whenever payable and both of Hong Kong or any equivalent tax in any other jurisdiction; and

(b)       all fines, penalties and interest included in or relating to any of the above or to any obligation in respect of any of the above;

whether or not directly or primarily chargeable against or attributable to the Company and regardless of whether the Company has, or may have, any right of reimbursement or recovery against any other person;

“Tax Authority”	means any taxing or other Governmental Authority competent to impose Tax;
“Transaction”	means the sale and purchase of the Share as described in this Agreement;
“Transaction Documents”	means this Agreement, the Confidentiality and Non-Disclosure Agreement between the Seller and Jiajun Wu, dated as of 22 July 2022, and any other documents, agreements to be entered into pursuant to, in connection with or otherwise contemplated by this Agreement; and
“USD” or “US$”	means the lawful currency of the United States.

1.1.	Headings shall not affect the interpretation of this Agreement.

1.2.	References to the Introduction, Clauses and Schedules are to the Introduction, Clauses and Schedules of this Agreement, and references to paragraphs are to paragraphs of the relevant Schedule.

1.3.	The Schedules form part of this Agreement and shall have effect as if set out in full in the body of this Agreement. Any reference to this Agreement includes the Schedules.

1.4.	A person includes a natural person, partnership, corporation or other body corporate, unincorporated body (whether or not having separate legal personality), limited liability company, business trusts, joint stock company, trust, unincorporated association, joint venture or other entity or organisation.

1.5.	Unless the context otherwise requires, words in the singular include the plural and vice versa. References to any gender shall include the other gender.

1.6.	References to a “party” shall include that party’s successors and permitted assigns.

1.7.	References to any statute, statutory provision or subordinate legislation is a reference to it as it is in force at the date of this Agreement.

1.8.	References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.9.	Save as otherwise provided in this Agreement, “writing” or “written” includes e-mail.

1.10.	Documents “in agreed form” are documents in the form agreed by the relevant parties to this Agreement and initialled by them for identification.

1.11.	Any words following the terms “including”, “include”, “in particular”, “for example” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.12.	The words “herein”, “hereof”, “hereunder”, “hereby”, “hereto”, “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular clause, paragraph or other subdivision.

1.13.	The expressions “ordinary course of business” or “business in the ordinary course” mean the ordinary and usual course of business of the Company Group, consistent in all respects (including nature and scope) with the prior practice of the Company Group prior to the date of this Agreement.

1.14.	References to times of day are, unless the context otherwise requires, to Hong Kong time, and references to a day are to a period of twenty-four hours running from midnight on the previous day.

1.15.	References to this Agreement and any document referred to in this Agreement include this Agreement or such document as amended or varied in accordance with its terms.

2.	Sale and Purchase

2.1.	On the terms and conditions of this Agreement, the Seller shall sell and the Buyer shall buy, with effect from Closing, the Share as legal and beneficial owner free from Encumbrances and together with all rights that attach (or may in the future attach) to the Share at the consideration of the Purchase Price (as defined below).

3.	Purchase Price

3.1.	The purchase price for the Share is equal to US$1.00.

4.	Conditions

4.1.	The obligations of parties to purchase and sell the Share is conditional upon satisfaction of the following conditions precedent having been satisfied or waived in writing by the Buyer and the Seller:

(a)	The closing of the transactions contemplated by the Reorganization Agreement set forth on Schedule 5; and

(b)	No Order which prohibits, restrains, makes illegal or enjoins the consummation of the Transaction shall remain in effect.

5.	Pre-closing obligations

5.1.	Subject to Clause 5.3, the Seller undertakes that at all times during the period from the date of this Agreement up to the Closing Date, it shall procure that:

(a)	the Company Group operates the Business in its ordinary course;

(b)	the Company Group does not undertake any of the acts or matters specified in Clause 5.2 without the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed); and

(c)	promptly provide the Buyer, its agents and representatives with such requested information relating to the Business and affairs of the Company Group and such access to their books and records, as the Buyer may reasonably require from time to time.

5.2.	The acts and matters referred to in Clause 5.1(b) are:

(a)	the allotment of the Share or other securities of the Company or the repurchase or redemption or agreement to repurchase or redeem of any of its Share;

(b)	making any material change in the nature or organisation of the Business;

(c)	discontinuing or ceasing to operate all or a material part of the Business;

(d)	amending its memorandum and articles of association, by-laws or equivalent constitutional documents, adopting further articles of association, by-laws or equivalent constitutional documents or passing resolutions which are inconsistent with the foregoing constitutional documents; and

(e)	reducing its share capital or purchasing or redeeming its own shares.

5.3.	Nothing in Clause 5.1 or Clause 5.2 shall operate to prevent or restrict the Seller or the Company Group from:

(a)	taking any reasonable action in an emergency or disaster situation with the intention of minimising or otherwise mitigating the adverse consequences or effect of that situation in relation to the Company Group, the Seller or any other member of the Seller’s Group;

(b)	any action:

(i)	required to be undertaken to comply with any obligations (mandatory or otherwise) of the Seller, any member of the Seller’s Group or their respective directors and officers pursuant to applicable Laws or fiduciary, director or other duties;

(ii)	required to be undertaken or contemplated by this Agreement;

(iii)	required to be undertaken at the request or direction of a Governmental Authority or a Tax Authority; or

(iv)	which is considered by the Seller or the Seller’s Group to be necessary or desirable in order to comply with, or ensure compliance with, applicable Law or the policies and procedures of the Seller’s Group, including without limitation, any action taken for the purposes of capitalising any member of the Seller’s Group other than the Company Group.

(c)	any matter contemplated in any other provision of the Transaction Documents;

(d)	any steps undertaken in connection with or for the purpose of completing, or facilitating the Reorganization Agreement;

(e)	any payment for or in respect of Tax when due;

(f)	completing or performing any obligations undertaken pursuant to any contract, agreement or arrangement entered into before this Agreement;

(g)	taking any action at the written request of the Buyer; or

(h)	agree, authorize or commit to do any of the foregoing.

6.	Post-closing obligations

6.1.	Subject to the terms and conditions of this Agreement, if, at any time or from time to time after the Closing, either the Buyer or the Seller discovers that it or any of its subsidiaries possesses any right or other asset, or is liable for any obligation or other liability that, (x) in the case of the Seller, relates primarily to the K-12 online education business of the Seller and its subsidiaries prior to the Closing or, (y) in the case of the Buyer, relates primarily to the STEAM (i.e., science, technology, engineering, arts, mathematics, and any subjects that fall under these five disciplines) courses and smart devices business of the Seller and its subsidiaries prior to the Closing, such party shall, and shall cause its subsidiaries to, transfer or cause to be transferred such right, asset, obligation or liability to such other party or its subsidiary, and such party or its subsidiary shall accept and assume any such right, asset, obligation or liability, as applicable, for no additional consideration other than the Purchase Price. If, following the Closing, either the Buyer or the Seller or any of its subsidiaries receives any payments due to another party or a subsidiary thereof in respect of the rights, assets, obligations or liabilities allocated to such other party or subsidiary thereof pursuant to the foregoing sentence, then such first party shall promptly remit (or cause to be promptly remitted), or deliver (or cause to be delivered), such payments to the appropriate party or a subsidiary thereof.

6.2.	The Buyer agrees that:

(a)	after the Closing, the Seller, its attorneys, accountants, and other agents or representatives shall have the right of access, upon request by the Seller following reasonable notice, to all books, records or other information relating to the Company Group on or before the Closing in order to prepare for or respond to any third-party litigation, arbitrations, or investigations, in order to prepare financial statements, and for other similar purposes including but not limited to, for purposes of presenting evidence or presenting such records in evidence before any court or other Governmental Authority and for purposes of preparing for any testimony or other proceedings or presentations;

(b)	upon request by the Seller following reasonable notice, the Buyer shall make its employees available to be interviewed by attorneys for the Seller, provide testimony, and/or respond in a reasonably prompt manner to all reasonable inquiries (including telephonic and written inquiries) for information or records in such employees’ possession, custody or control pertaining to any third-party litigation, arbitrations, or investigations relating to information relating to the Company Group on or before the Closing; and

(c)	the Buyer shall, at its own expense, preserve and keep the records held by it relating to the respective businesses of the Company Group on or before the Closing for a period of five years or for such longer period as may be required by applicable Law. In the event that the Buyer proposes at any time within five years after the Closing Date to destroy any of such books and records, the Buyer shall give at least thirty days' prior written notice to the Seller and shall, if the Seller so requests by written notice to the Buyer within fifteen days of the effective date of the Buyer's notice, deliver to the Seller the books and records otherwise to be destroyed.

7.	Closing

7.1.	Subject to the terms and conditions of this Agreement (including the fulfilment (or waiver) of the conditions precedent under Clause 4.1), the Closing shall take place on the Closing Date at 10:00 a.m., Hong Kong time, at such place or time as agreed in writing by the Seller and the Buyer.

7.2.	At Closing, the Seller shall:

(a)	transfer the full legal and beneficial title to the Share in accordance with applicable Law and for the avoidance of doubt, all Hong Kong Stamp Duty payable pursuant to the transfer of the Share, shall be borne by the Seller;

(b)	deliver (or cause to be delivered) to the Buyer the documents and evidence set out in paragraph 1 of Part A of Schedule 2; and

(c)	procure that a board meeting of the Company is held or written resolutions is passed on matters set out in paragraph 2 of Part A of Schedule 2 as documents to be delivered by the Seller at Closing.

7.3.	At Closing the Buyer shall:

(a)	pay the Purchase Price, in cash or by wire transfer of immediately available funds to the Seller’s designated account, details of which will be provided to the Buyer prior to the anticipated Closing Date; and

(b)	deliver or procure the delivery of all other documents identified in Part B of Schedule 2 as documents to be delivered by the Buyer at Closing.

7.4.	The actions to occur at Closing as set forth in this Clause 7 shall be deemed to occur substantially simultaneously, and the Seller shall have no obligation to complete the actions set forth in this Clause 7 unless the material actions of the Buyer to be completed at Closing under this Clause 7 have been completed substantially simultaneously. Without prejudice to any other remedies which may be available to a party, if any relevant provision of Clause 7 is not complied with by the relevant party (the “Defaulting Party”) on the Closing Date, the other party (the “Non-defaulting Party”) may:

(a)	defer Closing to a date falling not more than seven (7) days after the original Closing Date;

(b)	proceed to Closing so far as practicable (but without prejudice to the Non-Defaulting Party’s rights hereunder insofar as the Defaulting Party shall not have complied with its obligations hereunder); or

(c)	rescind this Agreement.

8.	Warranties from the Seller

8.1.	The Seller warrants to the Buyer (i) on the date of this Agreement and (ii) as at the Closing Date in the terms of the Seller’s Warranties as set out in Schedule 3.

8.2.	The Seller’s Warranties are in each case subject to:

(a)	any matter Disclosed, each of which shall therefore limit the contents and scope of the Seller’s Warranties; and

(b)	any information obtained by the Buyer or any member of the Buyer’s Group or any of its advisers during the course of any investigation (whether authorised by the Seller or not) by or on behalf of the Buyer into the affairs of the Company and any other information of which the Buyer or any member of the Buyer’s Group may have actual knowledge, each of which shall therefore limit the contents and scope of the Seller’s Warranties.

8.3.	Any of the Seller’s Warranties that are qualified by the knowledge, belief or awareness of the Seller shall be deemed to refer to any actual knowledge, belief or awareness of Yi Zhang, a director, chairman of the board and chief executive officer of the Seller (after having made all usual and reasonable enquiries at the date of this Agreement).

8.4.	Each of the Seller’s Warranties is separate and independent, and (save where expressly provided to the contrary) will not be limited or restricted by reference to or inference from any other term of this Agreement or any other warranty.

8.5.	For the avoidance of doubt:

(a)	the Seller’s Warranties are made only in respect of events, matters or circumstances which occurred or existed on or before the date of this Agreement; and

(b)	the Buyer acknowledges and agrees that the Seller makes no warranty as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of opinion provided to the Buyer or any of its directors, officers, employees, agents or advisers on or prior to the date of this Agreement in writing or otherwise.

8.6.	The Buyer acknowledges that it does not rely on and has not been induced to enter into this Agreement on the basis of any warranties, representations, covenants, undertakings, indemnities or other statements whatsoever, other than those expressly set out in this Agreement and the other Transaction Documents.

8.7.	The Seller’s Warranties will not survive the Closing, and the rights and remedies of the Buyer in respect of any breach of any of the Seller’s Warranties given under Clause 8.1 will not continue to subsist after the Closing.

8.8.	The Buyer acknowledges that any information supplied by the Company or by or on behalf of any of the employees, directors, agents or officers of the Company to the Buyer or its advisers in connection with the Seller’s Warranties, the information disclosed or otherwise are supplied and disclosed on behalf of the Seller for the purpose of the transaction contemplated by this Agreement shall not constitute a warranty as to the accuracy of such information, and the Buyer unconditionally and irrevocably waives any claims it might otherwise have against the Company and to each of the employees, directors, agents, officers or advisors in respect of the supply or accuracy of such information (without prejudicing the right of claims against the Seller under Clause 8).

9.	Indemnification

9.1.	Effective at and after the Closing, Buyer hereby defends, indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all damage, loss and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim) (“Damages”) actually suffered by Seller or any of its Affiliates arising out of or relate in any way to, directly or indirectly, claims, demands or assertions, that the transactions contemplated under this Agreement or under the Reorganization Agreement were fraudulent conveyances or preferences or should be deemed void or voidable as of the date made under any applicable law (including applicable fraudulent conveyance statutes or similar laws), regardless of whether such Damages arise as a result of the negligence, strict liability or any other liability under any theory of law or equity of, or violation of any law by, Buyer or any of its Affiliates.

9.2.	The Seller agrees to give prompt notice in writing to the Buyer of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”) in respect of which indemnity may be sought. Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification (taking into account the information then available to the Seller). The failure to so notify the Buyer shall not relieve the Buyer of its obligations hereunder, except to the extent such failure shall have adversely prejudiced the Buyer.

9.3.	Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

10.	Warranties from the Buyer

10.1.	The Buyer warrants to the Seller (i) on the date of this Agreement and (ii) as at the Closing Date, in the terms of their respective warranties in Schedule 4.

10.2.	The Buyer’s Warranties will not survive the Closing, and the rights and remedies of the Seller in respect of any breach of any of the Buyer’s Warranties given under Clause 10.1 will not continue to subsist after the Closing.

11.	Termination

11.1.	This Agreement may only be terminated by mutual written consent of the parties.

11.2.	The provisions of Clauses 1 (Definitions and Interpretation), this 11.2, 12 (Confidentiality and Announcements), 17 (Costs), 26 (Governing Law and Jurisdiction) shall survive the termination of this Agreement.

12.	Confidentiality and Announcements

12.1.	Subject to Clause 12.3, the Seller undertakes to the Buyer to keep confidential the terms of this Agreement, the Transaction Documents and all information about the Buyer or its Group (as the Group is constituted immediately before Closing) and about the Company Group immediately before Closing, and use the information only for the purposes contemplated by this Agreement.

12.2.	Subject to Clause 12.3, the Buyer undertakes to the Seller to keep confidential the terms of this Agreement, the Transaction Documents and all information about the Seller or persons connected with them and to use the information only for the purposes contemplated by this Agreement.

12.3.	No party is required to keep confidential or to restrict its use of:

(a)	information that is or becomes public knowledge other than as a direct or indirect result of the information being disclosed in breach of this Agreement; or

(b)	information that the parties agree in writing is not confidential; or

(c)	information about the other party’s Group or the Company Group, that it finds out from a source not connected with that Group or the Company Group, and that it has acquired free from any obligation of confidence to any other person.

12.4.	The Buyer does not have to keep confidential or restrict its use of:

(a)	information about the Company Group after Closing; or

(b)	information that is known to the Buyer before the date of this Agreement and that it has acquired free from any obligation of confidence to any other person.

12.5.	Either party may disclose any information that it is otherwise required to keep confidential under this Clause:

(a)	to such employees, professional advisers, consultants, or officers of its Group to the extent necessary to advise on this Agreement, or to facilitate the Transaction, provided that the disclosing party procures that the people to whom the information is disclosed keep it confidential as if they were that party;

(b)	with prior written consent of the other party;

(c)	to the extent that the disclosure is:

(i)	required by Law; or

(ii)	required by a regulatory body, Tax Authority, Governmental Authority or securities exchange;

(d)	required to make any filing with, or obtain any authorisation from, Hong Kong Companies Registry, Tax Authority, securities exchange;

(e)	made to any Tax Authority in connection with the Tax affairs of the disclosing party; or

(f)	required to protect the disclosing party’s interest in any legal proceedings provided that in each case, the disclosing party shall, to the extent permitted by law, provide reasonable notice to the other party of such proposed disclosure.

12.6.	Each party shall supply the other party with any information about itself, its Group or this Agreement and the Transaction Documents as the other party may reasonably require for the purposes of satisfying the requirements of Law, any Governmental Authority or securities exchange to which the requiring party is subject.

12.7.	The parties agree to consult with each other before issuing, and shall provide each other the opportunity to review and comment upon, any press release or other public announcements relating to this Agreement and the Transaction Documents, and shall not issue any such press release or make any public announcement prior to such consultation, except to the extent required by law, any regulatory body or the rules of any securities exchange to which the disclosing party is subject.

12.8.	This Clause shall continue to have effect for the period of one year from the date of this Agreement.

13.	Further Assurance

Each party shall, at its own expense, promptly execute and deliver any and all documents (including under seal if necessary), and do all things, as may be required by Law or necessary to implement and give full effect to this Agreement and the Transaction Documents.

14.	Assignment

14.1.	Neither party shall assign, transfer, mortgage, charge, declare a trust over or deal in any other manner with any of its rights and obligations under this Agreement, except with the prior written consent of the other parties.

14.2.	Each party confirms it is acting on its own behalf and not for the benefit of any other person.

15.	Entire Agreement

15.1.	This Agreement and the other Transaction Documents constitute the entire agreement between the parties with respect to the Transaction and supersedes and extinguishes all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to its subject matter.

15.2.	Each party acknowledges that in entering into this Agreement, and any documents referred to in it, it does not rely on, and shall have no remedy in respect of, any statement, representation, assurance or warranty of any person other than as expressly set out in this Agreement or those documents.

15.3.	Without limiting the generality of the foregoing, each of the parties irrevocably and unconditionally waives any right or remedy it may have to claim damages and/or to rescind this Agreement by reason of any misrepresentation (other than a wilful misconduct or fraudulent misrepresentation) having been made to it by any person (whether party to this Agreement or not) and upon which it has relied in entering into this Agreement.

15.4.	Each of the parties acknowledges and agrees that the only cause of action available to it under the terms of this Agreement shall be for breach of contract.

15.5.	Nothing in this Agreement or in any other document referred in this Agreement shall be read or construed as excluding any liability or remedy as a result of fraud or wilful misconduct.

16.	Variation and Waiver

16.1.	No variation of this Agreement shall be effective unless it is in writing and signed by or on behalf of the Buyer and the Seller.

16.2.	Any waiver of any right under this Agreement is only effective if it is in writing, and it applies only to the party to whom the waiver is addressed and the circumstances for which it is given and shall not prevent the party who has given the waiver from relying subsequently or in changed circumstances or as against different persons on the provision it has waived.

16.3.	No failure to exercise or delay in exercising any right or remedy provided under this Agreement or by law constitutes a waiver of such right or remedy or will prevent any future exercise in whole or in part of such right or remedy.

16.4.	No single or partial exercise of any right or remedy under this Agreement shall preclude or restrict the further exercise of any such right or remedy.

16.5.	Unless specifically provided otherwise, rights arising under this Agreement are cumulative and do not exclude rights provided by Law.

17.	Costs

17.1.	Except as expressly provided in this Agreement, all costs in connection with the negotiation, preparation, execution and performance of this Agreement, other Transaction Documents, and any documents referred to in it, shall be borne by the party that incurred the costs.

17.2.	All stamp, transfer, registration and other similar Tax, duties and charges in connection with the Transaction shall be paid by the Seller.

18.	No Set Off

18.1.	All payments made under or pursuant to this Agreement or any Transaction Document shall be made free from any counterclaim, set-off or other withholding or deductions of any kind, except only as may be required by Law. If any withholdings or deductions are expressly required to be made by Law, then the paying party shall pay the minimum amount equal to such withholdings or deductions as expressly required by Law such that there will be no shortfall and use reasonable best efforts to procure the prompt release of such withholding or deductions.

19.	Notices

19.1.	A notice given under this Agreement:

(a)	shall be in writing in the English language (or be accompanied by a properly prepared translation into English);

(b)	shall be signed by or on behalf of the party giving it;

(c)	shall be sent for the attention of the person, and to the address, or e-mail address, given in this Clause 19 (or such other address, e-mail address or person as the party may notify to the others in accordance with the provisions of this Clause 19); and

(d)	shall be:

(i)	delivered personally;

(ii)	sent by e-mail;

(iii)	sent by pre-paid first class post, recorded delivery or special delivery; or

(iv)	(if the notice is to be served by post outside the country from which it is sent) sent by airmail or by reputable international overnight courier (if the notice is to be served by post address outside the country from which it is sent).

19.2.	The addresses for service of notice are:

Seller	Address	No.1666 North Sichuan Road, Hongkou District, Shanghai
	For the attention of	Legal Department
	E-mail address	[REDACTED]

Buyer	Address	No.868 Tianbao Road, Hongkou District, Shanghai
	For the attention of	Jiajun Wu
	E-mail address	[REDACTED]

19.3.	A party may change its details for service of notices as specified in Clause 19.2 by giving notice to the other party. Any change notified pursuant to this clause shall take effect at 9.00 am on the later of:

(a)	the date (if any) specified in the notice as the effective date for the change; or

(b)	five Business Days after deemed receipt of the notice of change.

19.4.	Delivery of a notice is deemed to have taken place (provided that all other requirements in this clause have been satisfied):

(a)	if delivered by hand, on signature of a delivery receipt or at the time the notice is left at the address;

(b)	if sent by pre-paid post, recorded delivery or special delivery, at 9.00 am on the fifth Business Day after posting;

(c)	if sent by e-mail, on receipt of a delivery return e-mail from the correct e-mail addresses provided that no automatically generated reply indicating that the recipient is out of office has been received; or

(d)	if deemed receipt under the previous paragraphs of this Clause 19.4 would occur outside business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of deemed receipt), at 9.00 am on the day when business next starts in the place of deemed receipt. For the purposes of this clause, all references to time are to local time in the place of deemed receipt.

19.5.	To prove service, it is sufficient to prove that:

(a)	if delivered by hand or by reputable international overnight courier, the notice was delivered to the correct address;

(b)	if sent by e-mail, a copy of the e-mail indicating that the notice was successfully sent to all of the correct e-mail addresses; or

(c)	if sent by post or by airmail, the envelope containing the notice was properly addressed, paid for and posted.

19.6.	This Clause 19 does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

20.	Severance

If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this Agreement.

21.	Agreement Survives Closing

Unless otherwise specified, this Agreement (other than obligations that have already been fully performed) remains in full force after Closing.

22.	Third Party Rights

Except as expressly stipulated in this Agreement, this Agreement shall not grant any right to persons who are not a party to this Agreement. A person who is not a party to this Agreement shall not have any rights under the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) to enforce any term of this Agreement.

23.	Counterparts

23.1.	This agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

23.2.	Transmission of an executed counterpart of this Agreement or the executed signature page of a counterpart of this Agreement by e-mail (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this Agreement.

23.3.	No counterpart shall be effective until each party has executed at least one counterpart.

24.	Rights and Remedies

Except as expressly provided in this Agreement, the rights and remedies provided under this Agreement are in addition to, and not exclusive of, any rights or remedies provided by Law.

25.	Language

If this Agreement is translated into any language other than English, the English language text shall prevail.

26.	Governing Law and Jurisdiction

26.1.	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

26.2.	Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, invalidity, interpretation, performance, breach or termination thereof, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be one, who shall be jointly approved by the parties. The arbitration proceedings shall be conducted in the English language. The arbitral award shall be final and binding on the parties to the arbitration. The parties to the arbitration agree to be bound by and to act in accordance with the arbitral award. Unless otherwise specified in the arbitral award, the expenses of the arbitration (including witness fees and reasonable legal expenses) shall be borne by the losing party.

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Schedule 1
Particulars of the Company

The Company

Registered name	Global Online Education HK Limited
Registered number	2612467
Registered office	Room 2609, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong
Date and place of incorporation	23 November, 2017, Hong Kong
Issued share capital:	One share (USD 1.00)
Directors	Yi Zhang
Registered shareholders and numbers of Share held	Zhangmen Education Inc.; one share

Schedules – Page 1

Schedule 2
Documents to be delivered at Closing

Part A
Seller’s Obligations on Closing

1.	Documents to be Delivered by the Seller

The Seller shall deliver, or procure to be delivered, to the Buyer:

(a)	an instrument of transfer and the sole note of the Share, in agreed form, executed by the registered holder in favour of the Buyer;

(b)	the original share certificate(s) for the Share in the name of the registered holder or an indemnity, in agreed form, for any lost certificate(s);

(c)	in relation to the Company Group, the statutory registers and minute books (duly written up to the time of Closing), the chops and common seal (if any), certificate of incorporation and any certificates of incorporation on change of name (if any), business registration certificates (if any), cheque book (if any), copies of the Articles of Association, trust documents (if any), any unissued share certificates, bank signature card, U shield of all bank accounts, management rights of all data backends and source codes, list of contracts being performed and originals of contracts, original labor contracts of all employees, licenses and permits, tax-related materials and other information and materials that can control the operation of the of the Company Group;

(d)	the written resignation, in agreed form, of the Directors of the Company from its offices and employment with the Company;

(e)	updated register of members of the Company showing the Buyer as registered owner of the Share;

(f)	updated register of directors of the Company showing the persons nominated by the Buyer as directors of the Company;

(g)	a complete copy of the Company’s Memorandum and Articles of Association (for submission to the Hong Kong Stamp Office); and

(h)	a copy of the resolutions adopted by the Seller’s board of directors in the form of circular resolutions or board meeting authorising the Transaction, Closing and the execution, delivery and performance of this Agreement and the other Transaction Documents to be executed and delivered by the Seller at Closing.

2.	Closing board meetings

The Seller shall cause a board meeting of the Company to be held or written resolutions to be passed at Closing, at which the following matters shall take place:

(a)	in the case of the Company only, the approval of the registration of the transfer of the Share;

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(b)	acceptance of the resignations referred to in paragraph 1(d) of this Schedule with effect from the end of the relevant board meeting; and

(c)	approval of the appointment of the persons nominated by the Buyer as directors of the Company with effect from the end of the relevant board meeting of the Company or, where applicable, on an effective date upon receipt of any necessary approval from the Companies Registry.

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Part B
Buyer’s Obligations on Closing

1.	Documents to be Delivered by the Buyer

(a)	the instrument of transfer and the bought note of the Shares, in agreed form, duly executed by the Buyer;

(b)	record or receipt showing transfer of Purchase Price to the Seller’s designated account under Clause 7.3(a) of this Agreement; and

(c)	the Buyer shall deliver or procure to be delivered to the Seller a copy of the minutes of a meeting of the directors of the Buyer or a copy of the written resolutions of the directors of the Buyer authorising (i) the purchase of the Shares by the Buyer, (ii) the Buyer to enter into and perform its obligations under this Agreement and all other related documents (if any) required to be executed by it for the transaction contemplated under this Agreement.

Schedules – Page 4

Schedule 3
Seller’s Warranties

Part A
Fundamental Warranties

1.	Incorporation and Authority

1.1.	The Seller has been duly incorporated or formed and is validly existing and good standing under the laws of its place of incorporation or formation and has full power to carry on its business as it is carried on at the date of this Agreement.

1.2.	The Company is duly incorporated and validly existing under the Laws of Hong Kong and has full power to carry on its business as it is carried on at the date of this Agreement.

1.3.	The Share constitutes the whole of the issued share capital of the Company and is fully paid up.

1.4.	The Share was allotted and issued in accordance with the articles of association of the Company and all applicable laws and regulations in force at the time of such allotments in all material respects.

2.	Power to Sell the Company

2.1.	Each of the Seller and the Company has all requisite power and authority to enter into and perform this Agreement and each other Transaction Document to which it is a party in accordance with the terms thereof (together, the “Documents”).

2.2.	Each of the Documents constitutes (or shall constitute when executed) valid, legal and binding obligations on the Seller and the Company in the terms of the Documents.

2.3.	The execution, delivery, performance and compliance by, respectively, each of the Seller and Company with the terms of the Documents to which it is a party shall not materially breach or constitute a material breach of any of the following:

(a)	any provision of its constitutional documents;

(b)	any agreement or instrument to which the Seller or the Company is a party or by which it is bound; or

(c)	so far as the Seller is aware, any Order.

3.	Title to the Share

3.1.	The Seller is the sole legal and beneficial owner of, and has the right to exercise all voting rights over, the Share.

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3.2.	There is no Encumbrance and there is no agreement or commitment to give or create any Encumbrance over or affecting the Share.

3.3.	No distress, injunction, demand, execution or other process remains undischarged in respect of the Share.

Schedules – Page 6

Part B

Business Warranties

1.	Trading

1.1.	The Company Group does not carry on business under any name other than the name of each Company Group.

2.	Compliance

2.1.	All licences, consents and authorisation material to the Business have been obtained, are in force and, so far as the Seller is reasonably aware, are being complied with in all material respects.

2.2.	So far as the Seller is reasonably aware, the Company Group has, in all material respects, complied with all applicable Laws and regulations concerning:

(a)	its articles of association;

(b)	its payments of interest and dividends and the making of distributions; and

(c)	its directors.

2.3.	So far as the Seller is reasonably aware, all of the Company Group’s filing records (including returns, particulars, resolutions and documents required by Law to be filed) with the Companies Registry or any Governmental Authority have been properly written up, completed and filed (and, when filed, were accurate and complete), except for instances of non-compliance or breaches which neither singly nor taken together have had a Material Adverse Effect on the Business taken as a whole.

2.4.	So far as the Seller is reasonably aware, neither the Seller nor the Company Group is aware of and has been notified in writing by any Governmental Authority that any investigation or inquiry in respect of any of the Company Group’s affairs is being or has been conducted by any Governmental Authority in the past two years prior to the date hereof.

3.	Share in the Company Group

3.1.	The particulars of the Company set out in Schedule 1 are complete, accurate and up to date in all respects.

3.2.	No person has a right (whether contingent or otherwise) to require the Company Group:

(a)	to allot, issue, or grant rights to subscribe for, shares in the Company Group; or

(b)	to convert any existing securities into, or to issue securities that have rights to convert into, shares in the Company Group.

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3.3.	There is no restriction on the sale and transfer of the Share to the Buyer save for the requirement for the approval of the board of directors of the Seller under the articles of association, by-laws or equivalent constitutional documents of the Seller. The Seller has the right, power and authority to sell and transfer the Share to the Buyer with all rights now and hereafter attaching thereto, including the right to all dividends hereafter paid, declared or made in respect thereof, without the approval or consent of any other person (other than the aforementioned approval of the board of directors of the Seller).

3.4.	There are no agreements, arrangements, obligations, understandings or commitments outstanding which give or accord to any person the right (whether conditional or otherwise) to call for the allotment or issue of any shares, debentures or other securities of or capital in the Company Group (including any option or right of pre- emption or conversion or otherwise).

4.	Insolvency

4.1.	The Company is not insolvent under the laws of Hong Kong nor is the Company Group unable to pay, or has stopped paying, its debts as they fall due.

4.2.	So far as the Seller is aware, there have been no orders made and no resolutions passed for the winding up, bankruptcy or other insolvency proceedings concerning the Company Group, and no provisional liquidator has been appointed in respect of any of them. There has been no petition presented or meeting convened for the purposes of winding up the Company Group and no step has been taken to initiate any process by or under which the ability of the creditors of the Company Group to take any action to enforce their debts is suspended, restricted or prevented, or some or all of the creditors of the Company Group accept, by agreement or pursuant to a court order or any ruling by a competent body, an account less than the sums owing to them in satisfaction of those sums.

4.3.	No administrator, administrative receiver or any other receiver, manager, liquidator and/or provisional liquidator or equivalent office has been appointed by any person in respect of the Company Group or all or any of its property, assets and/or undertaking, and no steps have been taken to initiate any such appointment and no voluntary arrangement has been proposed relating to any Company Group. No analogous appointments have been made or initiated under the laws of Hong Kong for the management of the affairs, business or assets of the Company Group.

5.	Employment

5.1.	The name of each person who is a director of the Company is set out in Schedule 1.

5.2.	So far as the Seller is aware:

(a)	There are no material sums owing to any employee by the Company Group for periods prior to Closing other than reimbursement of expenses, wages for the current salary period, accrued bonuses for the

Schedules – Page 8

current bonus period and holiday pay for the current holiday year and other payments that may be due pursuant to any written compensation or incentive policy;

(b)	The Company Group is not a party to any collective agreements or arrangements with any trade union, employee representative body or body of employees signed by both parties which may materially affect the Company Group’s employees; and

(c)	The Company Group is not involved in any labour interruption.

6.	Real Estate

6.1.	The Company Group does not own any land or landed property.

6.2.	So far as the Seller is reasonably aware, as of the date hereof, the Company Group is not actually or contingently liable in relation to any existing or previously owned, leased, licenced or occupied real estate (whether as owner or former owner or as tenant or former tenant of any such real estate or as an original contracting party, or guarantor of any party, to any deed, document, lease or licence connected with such real estate).

Schedules – Page 9

Schedule 4

Buyer’s Warranties

1.	The Buyer is duly incorporated, duly organised and validly existing under the laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement.

2.	The Buyer has the requisite power and authority to enter into and perform this Agreement and the documents referred to in it and this Agreement and the documents referred to in it constitute valid, legal and binding obligations on the Buyer and are enforceable against the Buyer, in accordance with their respective terms.

3.	The Buyer has authorised, executed and delivered this Agreement and will, at Closing, have authorised, executed and delivered any agreements to be entered into pursuant to the terms of this Agreement.

4.	The execution and delivery by the Buyer of, and the performance by the Buyer of its obligations under this Agreement and any agreement entered into pursuant to the terms of this Agreement will not result in (a) a breach of or conflict with any provision of its constitutional documents; (b) a material breach of, or constitute a material default under, any agreement or instrument to which it is a party or by which it is bound; or (c) a breach of any applicable Law.

5.	All consents, permissions, authorisations, approvals and agreements of third parties and all authorisations, registrations, declarations, filings with any governmental department, commission, agency or other organisation having jurisdiction over the Buyer which are necessary or desirable for the Buyer to obtain in order to enter into and perform its obligations under this Agreement and any agreement entered into pursuant to the terms of this Agreement in accordance with its terms, have been unconditionally obtained in writing and have been disclosed in writing to the Seller.

6.	There are no existing nor pending:

(a)	outstanding judgments, orders, injunctions or decrees of any Governmental Authority against or affecting the Buyer or any of its group undertakings;

(b)	lawsuits, actions or proceedings pending or, to the knowledge of the Buyer, threatened against or affecting the Buyer or any of its group undertakings; or

(c)	investigations by any Governmental Authority which are pending or threatened against the Buyer or any of its group undertakings, so far as the Buyer is aware,

which, in each case, has or could have a Material Adverse Effect on the ability of the Buyer to perform its obligations under this Agreement and/or any agreement entered into pursuant to the terms of this Agreement.

Schedules – Page 10

7.	At the relevant time for payment, the Buyer will be able to pay the Purchase Price from its existing banking facilities and available cash.

8.	The Buyer is not in breach of any applicable Laws or regulatory requirements which could reasonably be expected to prohibit or materially delay the Closing.

9.	The Buyer has been given an opportunity to carry out an investigation into the business and existing clients of the Company.

10.	The Buyer is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

11.	No order has been made, petition presented or meeting convened for the winding up of the Buyer or any of its group undertakings, nor any other action taken in relation to the appointment of an administrator, liquidator, receiver, administrative receiver, compulsory manager or any provisional liquidator (or equivalent in any other jurisdiction) (or other process whereby the business is terminated and the assets of the company concerned are distributed amongst the creditors and/or shareholders or other contributors), and there are no proceedings under any applicable insolvency, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred or circumstances exist which, under applicable laws, would justify any such proceedings.

12.	So far as the Buyer is aware, no steps have been taken to enforce any security over any assets of any member of the Buyer’s Group which may adversely affect the ability of the Buyer to comply with the Transaction Documents.

13.	As of the date of this Agreement, the Buyer does not have actual knowledge of any fact, matter or circumstance that would or would be reasonably likely to give rise to a Claim.

14.	The execution, delivery and performance by the Buyer of its obligations under the Documents will not require it nor any other member of the Buyer’s Group or the Company to obtain any consent, waiver or approval of, or give any notice to or make any registration or filing with, any governmental, regulatory or other authority, or other person which has not been obtained or made at the date of this Agreement on a basis which cannot be revoked, provided that this paragraph 14 shall not extend to those consents, waivers or approvals referred to in the Conditions in Clause 4 or Schedule 2.

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Schedule 5

Reorganization Agreement

Schedules – Page 12

In witness whereof, this Agreement has been executed and delivered as a deed on the date first above written.

EXECUTED AND DELIVERED AS A DEED)

by ZHANGMEN EDUCATION INC.	)
acting by its duly authorised representative	)
in the presence of:	)

/s/ Jicai QI
Name: Jicai QI

/s/ Changmin CHEN
Signature of Witness
Name: Changmin CHEN
Address / Occupation of Witness:
24# Tian Ping Road 91 Nong, Xuhui Disctrict, Shanghai / Managing Partner

EXECUTED AND DELIVERED AS A DEED)

by ETERNAL ZENITH LIMITED	)
acting by its duly authorised representative	)
in the presence of:	)

/s/ Jiajun WU
Name: Jiajun WU

/s/ Yuquan HUANG
Signature of Witness
Name: Yuquan HUANG
Address / Occupation of Witness:
2F, No.1666 North Sichuan Road, Hongkou District, Shanghai / General Administration Manager

[Signature Page to Share Purchase Agreement]